[Safeway Inc. letterhead]

October 29, 2007

BY FAX AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3591

Attn:	Ellie Quarles, Esq.
Special Counsel
Mail Stop 3561

	Re:	Safeway Inc. (Definitive Schedule 14-A;
Filed April 4, 2007; File No. 1-00041)

Dear Ms. Quarles:

We are in receipt of the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated August 21, 2007 to Steven A. Burd, Chairman, President and Chief Executive Officer of Safeway Inc. (“Safeway”), regarding Safeway’s executive compensation and other related disclosure in its Definitive Schedule 14-A filed April 4, 2007 (the “Schedule 14-A”).

The numbered responses set forth below contain each of the Staff’s comments in total, set off in bold type, and correspond to the numbered comments contained in the Staff’s letter. Section references and page references in the text of the response correspond to the sections and pages of the Schedule 14-A. Capitalized terms not otherwise defined herein have the meanings given to them in the Schedule 14-A.

Executive Compensation Committee, page 8

1. Please discuss whether the compensation consultant determined or recommended the amount or form of executive or director compensation. See Item 407(e)(3)(iii) of Regulation S-K.

United States Securities and Exchange Commission

October 29, 2007

Response: The compensation consultant referred to on page 8, Towers Perrin, did not determine or recommend the amount or form of executive officer or director compensation. In future filings, Safeway will disclose the extent to which any compensation consultant engaged by the Executive Compensation Committee determines or recommends the amount or form of executive officer or director compensation.

Compensation Discussion and Analysis, page 19

2. Please refer to Securities Act Release 8732A, Section II.B.1. As noted in the release, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Mr. Burd received the highest base salary, non-equity incentive plan compensation amounts and grants of stock options, which were significantly higher than the amounts received by other named executive officers. Please supplement the narrative provided to explain the differences in the amounts of compensation awarded to the named executive officers.

Response: The Executive Compensation Committee considers competitive data in determining the base salary, non-equity incentive plan awards and equity awards for a named executive officer. This data reflects the compensation levels typically paid to executives with comparable duties and responsibilities (to the extent applicable) in comparable companies with which Safeway competes for executive talent. The Executive Compensation Committee also considers the officer’s specific duties and responsibilities for Safeway.

In addition, the Executive Compensation Committee assesses each named executive officer’s experience, achievements, leadership, teamwork and value to Safeway, in a subjective manner, in determining the officer’s base salary. The Executive Compensation Committee also assesses these factors, in a subjective manner, in evaluating the named executive officer’s individual performance and contribution for purposes of determining the officer’s bonus, non-equity incentive plan compensation and equity awards.

As Chairman, President and Chief Executive Officer, Mr. Burd’s duties and responsibilities are unique. These responsibilities include overall responsibility for the strategic direction, management and operation of Safeway. The Executive Compensation Committee’s assessment of Mr. Burd’s experience, achievements, leadership, teamwork and value to Safeway take into account his unique duties and responsibilities. As a result, his base salary, non-equity incentive plan compensation and stock option grants are materially greater than those of the other named executive officers.

In future filings, Safeway will include a narrative discussion explaining the material differences in the compensation policies and decisions for individual named executive officers.

Procedure for Determining Executive Officer Compensation, page 20

3. We note that the executive compensation committee reviews tally sheets at least annually to understand the nature of total compensation. Please discuss further the executive compensation committee’s analysis of how each compensation element fits into the company’s overall compensation objectives and affects decisions regarding the payment of other elements of compensation. See Item 402(b)(1)(vi) of Regulation S-K.

United States Securities and Exchange Commission

October 29, 2007

Response: The tally sheets reviewed by the Executive Compensation Committee outline, for each named executive officer, the officer’s base salary, bonus, equity awards (vested and unvested), stock ownership and retirement plan (qualified and nonqualified) benefits, and the officer’s benefits under various circumstances, including retirement, termination or change in control. As explained in the Compensation Discussion and Analysis at page 20, the Executive Compensation Committee uses the tally sheets to evaluate a named executive officer’s compensation in the case of certain specific events, including retirement, termination and change in control, and how these various events would affect the officer’s compensation. The Executive Compensation Committee has not historically used tally sheets to generally evaluate how each compensation element fits into Safeway’s overall compensation objectives.

The section entitled “Overview of the Company’s Compensation Programs” (pages 19 and 20) in the Compensation Discussion and Analysis describes the objectives of Safeway’s compensation programs and the major elements of compensation for the named executive officers. We respectfully submit that this section also includes a discussion of how the major elements of compensation fit into Safeway’s overall objectives and affect decisions regarding the payment of other elements of compensation.

In future filings, Safeway will endeavor to expand its discussion of the Executive Compensation Committee’s analysis of how each compensation element fits into Safeway’s overall compensation objectives and affects decisions regarding the payment of other elements of compensation in accordance with Item 402(b)(1)(vi) of Regulation S-K.

Description of Individual Elements of Compensation, page 20

4. You indicate that you evaluate individual factors in “setting base salaries, including the executive’s experience, achievements, leadership teamwork and value” to the company and that you adjust bonuses based on individual factors. Please provide further analysis regarding the manner in which you consider the individual factors to structure and implement specific forms of compensation to reflect each named executive officer’s individual performance and/or individual contribution, describing the elements of individual performance and/or contribution that you have considered. See Item 402(b)(2)(vii) of Regulation S-K.

Response: As described in the response to comment 2 above, the Executive Compensation Committee considers competitive data in determining the base salary of a named executive officer, which reflects the base salary levels typically paid to executives with comparable duties and responsibilities (to the extent applicable) in comparable companies with which Safeway competes for executive talent, as well as the officer’s specific duties and responsibilities for Safeway. As further described in the response to comment 2 above, the Executive Compensation Committee also assesses each named executive officer’s experience, achievements, leadership, teamwork and value to Safeway, in a subjective manner, in determining the officer’s base salary and bonus.

United States Securities and Exchange Commission

October 29, 2007

In future filings, Safeway will include expanded analysis regarding the manner in which these individual factors are considered in the structuring and implementation of specific forms of compensation to reflect each named executive officer’s individual performance and contribution, and will describe the elements of individual performance and contribution that are considered, in accordance with Item 402(b)(2)(vii) of Regulation S-K.

Bonuses, page 21

5. You have not provided quantitative and qualitative disclosure of the financial and operational targets for the 2007 operating bonus plan or the capital bonus plan. See Instruction 2 to Item 402(b) of Regulation S-K. Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. If disclosure of the performance-related factors would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response: In the Schedule 14-A, Safeway disclosed the 2006 operating profit performance threshold and identical-store sales growth and operating profit targets under the Operating Bonus Plan, and the 2006 return on invested capital performance thresholds and targets under the Capital Bonus Plan, but did not disclose the 2007 financial and operational thresholds and targets under the Plans.

We respectfully submit that Instruction 2 of Item 402(b) of Regulation S-K does not require disclosure of the specific financial and operational thresholds and targets for 2007. We respectfully submit, further, that the specific financial and operational thresholds and targets for 2007 represent confidential financial information, the disclosure of which would have caused competitive harm to Safeway.

Instruction 2 of Item 402(b) of Regulation S-K states that the compensation discussion and analysis “should also cover actions regarding executive compensation that were taken after the registrant’s last fiscal year’s end.” Instruction 2 further provides that “[a]ctions that should be addressed might include, as examples only, the adoption or implementation of new or modified programs and policies or specific decisions that were made or steps that were taken that could affect a fair understanding of the named executive officer’s compensation for the last fiscal year.” Instruction 2 indicates that compensation actions or decisions after the fiscal year end should be disclosed if such actions or decisions could affect a fair understanding of a named executive officer’s compensation for the fiscal year. Question 3.03 of the Item 402 Regulation S-K Interpretations, last updated August 8, 2007, and recent Staff guidance, also indicate that companies are only required to include disclosure about actions regarding executive compensation taken in a period after a completed fiscal year where such information is material to an understanding of a named executive officer’s compensation for the completed fiscal year.

Awards under the Operating Bonus Plan and the Capital Bonus Plan are made on an annual basis and are based on specific financial and operational thresholds and targets set only

United States Securities and Exchange Commission

October 29, 2007

for the fiscal year of the award. The bonuses paid to Safeway’s named executive officers under the Operating Bonus Plan and the Capital Bonus Plan in any given year are not affected by the financial and operational thresholds and targets set in subsequent years for subsequent year bonus awards. As a result, disclosure of the confidential financial and operational thresholds and targets for a subsequent fiscal year’s award is not material to a fair understanding of the named executive officer’s compensation for the preceding fiscal year. Moreover, the financial and operational thresholds and targets for the subsequent fiscal year’s awards (in this case 2007) will be disclosed in the Compensation Discussion and Analysis related to the 2007 fiscal year that will be included in the 2008 proxy statement. Consequently, we do not believe disclosure of the specific financial and operational thresholds and targets for 2007 in the proxy statement related to the 2006 fiscal year was required under Instruction 2 of Item 402(b) of Regulation S-K.

In any event, even if the specific financial and operational thresholds and targets for 2007 were subject to disclosure pursuant to Instruction 2 of Item 402(b) of Regulation S-K, such disclosure would have caused competitive harm to Safeway and could have been omitted pursuant to Instruction 4 to Item 402(b). Safeway transacts business in the highly competitive retail grocery industry, and the public disclosure of the thresholds and targets under the Operating Bonus Plan and the Capital Bonus Plan for the 2007 year would have caused substantial economic harm to the competitive position of Safeway and fits squarely within the type of information protected and not required to be disclosed under National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974) and Burke Energy Corporation v. Department of Energy, 583 F.Supp. 507 (1984).

The disclosure of these thresholds and targets for 2007 would have decreased Safeway’s ability to compete effectively in its industry by providing competitors with valuable insight into Safeway’s internal operating profit, identical-store sales growth and return on invested capital goals, thereby enabling competitors to gain an unfair advantage, and negatively impact Safeway’s ability to compete on equal footing. Similarly, disclosing such confidential thresholds and targets could have had detrimental effects on Safeway’s negotiations with Safeway’s vendors and suppliers by allowing them to assess Safeway’s operating profit goals when pricing goods and services. The disclosure of Safeway’s internal financial and operational performance thresholds and targets also could have led customers, vendors and others to make various assumptions about Safeway’s business that may not be accurate. Finally, providing competitors with this information regarding Safeway’s compensation strategies would have enabled them to offer aggressive compensation packages to recruit key members of Safeway’s management team and also may have adversely impacted Safeway’s ability to attract new management talent. Accordingly, Safeway’s competitive position would have been substantially harmed by the disclosure of such thresholds and targets.

Based on Instruction 2 to Item 402(b) of Regulation S-K, Safeway expects that financial and operational thresholds and targets for future fiscal years will not be subject to disclosure under Instruction 2 of Item 402(b) of Regulation S-K and, consequently, that such confidential thresholds and targets will not be disclosed in future filings. However, to the extent that the financial and operational thresholds and targets under the Operating Bonus Plan and the Capital Bonus Plan for future fiscal years are determined to be subject to disclosure pursuant to Instruction 2 of Item 402(b) of Regulation S-K, in future filings, Safeway will include disclosure

United States Securities and Exchange Commission

October 29, 2007

of such thresholds and targets or, in the event such disclosure can be omitted pursuant to Instruction 4 to Item 402(b), a narrative discussion explaining how difficult it will be for the named executive officer or how likely it will be for Safeway to achieve the undisclosed target or threshold, in accordance with Instructions 2 and 4 of Item 402(b) of Regulation S-K.

6. Please expand your disclosure regarding the bonus payments under each plan to explain why you determined to pay the maximum allowable bonus under the operating bonus plan and 95.4% of the maximum allowable bonus under the capital bonus plans for amounts exceeding the targets. Specifically, state whether the executive compensation committee required the actual results to have exceeded the target amounts by an identified percentage in order for the named executive officers to receive the maximum allowable bonus under the operating bonus plan and 95.4% of the maximum allowable bonus under the capital bonus plan, including the rationale for any downward adjustments. Refer to Item 402(b)(2)(vi) of Regulation S-K.

Response: As described in the section entitled “Operating Bonus Plan” (pages 21 and 22) of the Compensation Discussion and Analysis, the Executive Compensation Committee determined to pay the maximum allowable bonus under the Operating Bonus Plan based on the identical-store sales growth and operating profit performance for 2006 relative to target levels. Safeway’s identical-store sales growth and operating profit performance for 2006, without consideration of other factors, would have yielded a bonus that was close to the maximum. In determining to pay the maximum allowable bonus, the Executive Compensation Committee also considered other financial, operational and business factors, including the 46% increase in Safeway’s common stock price and the settlement resulting in approximately $318 million in federal income tax refunds (and related interest).

As described in the section entitled “Capital Bonus Plan” (pages 22 and 23), the Executive Compensation Committee determined to pay 95.4% of the maximum allowable bonus under the Capital Bonus Plan based on the weighted average returns on assets on first-year and third-year projects for 2006 relative to target levels. The payout percentage under the Capital Bonus Plan is generally the result of a mathematical straight-line calculation.

With regard to bonuses under the Operating Bonus Plan and the Capital Bonus Plan for 2006, the Executive Compensation Committee did not require that actual results exceed targeted amounts by any identified percentage in order for the named executive officers to receive such bonuses.

In future filings, Safeway will expand its narrative discussion of the bonus payments under the Operating Bonus Plan and the Capital Bonus Plan to explain how bonuses are determined, the extent to which bonuses are based on the achievement of performance-exceeding targets and the rationale for any downward adjustments in bonuses in accordance with Item 402(b)(2)(iv) of Regulation S-K.

United States Securities and Exchange Commission

October 29, 2007

Summary Compensation Table, page 30

7. Please include a narrative discussion explaining the amount of salary and bonus in proportion to total compensation received by each named executive officer. See Item 402(e)(1)(iv) of Regulation S-K.

Response: The Compensation Discussion and Analysis and the narrative disclosure to the Summary Compensation Table and the Grants of Plan-Based Awards Table describe the manner in which a named executive officer’s base salary and bonus are determined and the factors considered by the Executive Compensation Committee in making such determination. A named executive officer’s base salary typically will comprise less than 50% of total compensation. A named executive officer’s bonus will depend on the officer’s duties and responsibilities, Safeway’s performance and the named executive officer’s individual performance and may vary significantly as a percentage of total compensation from year to year. As Chairman, Chief Executive Officer and President, Mr. Burd’s bonus typically will be the greatest as a percentage of total compensation.

We respectfully submit that the sections entitled “Operating Bonus Plan” (pages 21 and 22) and “Capital Bonus Plan” (pages 22 and 23) of the Compensation Discussion and Analysis included a discussion of the maximum bonus payment each named executive officer is eligible to receive under the bonus plans as a percentage of his or her base salary. We note that Item 402(e)(1) provides that a narrative discussion explaining the amount of a named executive officer’s salary and bonus in proportion to total compensation is required where such information is “necessary to an understanding of the information disclosed in the tables.” In future filings, Safeway will include an expanded narrative discussion explaining the amount of a named executive officer’s salary and bonus in proportion to total compensation where such discussion is necessary to an understanding of the information disclosed in the tables, in accordance with Item 402(e)(1)(iv) of Regulation S-K.

Director Compensation, page 47

8. Please disclose by footnote to the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Item 402(k)(2)(iii) and (iv) of Regulation S-K and the related instruction.

Response: In future filings, Safeway will disclose, by footnote to the Director Compensation Table, the grant date fair value of each equity award computed in accordance with FAS 123R in accordance with Items 402(k)(2)(iii) and (iv) of Regulation S-K and the related instruction.

* * * * *

As requested in the Staff’s letter, Safeway acknowledges the following with respect to this matter. Safeway is responsible for the adequacy and accuracy of disclosure in the Schedule 14-A; Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the Schedule 14-A; and Safeway may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

October 29, 2007

If you have any questions regarding this response, please contact Scott R. Haber, Esq. or Kimberly L. Wilkinson, Esq. of Latham & Watkins LLP, Safeway’s outside counsel. Scott or Kim can be reached at (415) 391-0600.

Very truly yours,

/s/ Robert A. Gordon
Robert A. Gordon
Senior Vice President, General Counsel and Secretary

cc:	Steven A. Burd